Southern Michigan Bancorp, Inc.
51 West Pearl Street
P.O. Box 309
Coldwater, MI  49036
Phone 517/279-5500

September 9, 2009

Mr. Paul Cline
Ms. Rebekah Blakeley Moore
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Southern Michigan Bancorp, Inc. Form 10-K for Fiscal Period Ended December 31, 2008 Form 10-Q for Fiscal Period Ended June 30, 2009 File No. 000-49772

Dear Mr. Cline and Ms. Moore:

                    Southern Michigan Bancorp, Inc. (the "Company") acknowledges receipt of your comment letter dated September 1, 2009.

                    The Company, its auditors, and its legal counsel have begun reviewing your inquiry and preparing a response. The Company is confident that it will able to provide a satisfactory response to all of the staff's questions and comments.

                    The Company regrets, however, that it will not be able to provide a suitable response within the ten business-day period requested in your comment letter. The Company's response will be delayed due to the need to work with our auditors before submitting a complete response.

                    The Company expects to submit its full response on or before September 30, 2009. If this time for response will not be acceptable or if there are any further communications on this review, please direct them to me. My telephone number is (517) 279-5590 and my fax number is (517) 279-5578.

Very truly yours,

/s/ Danice L. Chartrand

Danice L. Chartrand Senior Vice President and Chief Financial Officer